

ANTISENSE THERAPEUTICS

6 March 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AM


06011712


SEC MAIL PROCESSING
RECEIVED
MAR 14 2006
WASH, D.C.
209
SECTION

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached a copy of an announcement lodged with the Australian Stock Exchange (ASX):

Date of Announcement/Lodgement	To:	Title	No of pages
3 March 2006	ASX	Notice of Extraordinary General Meeting	15

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

Encls.

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

Notice of extraordinary general meeting and Explanatory statement

Antisense Therapeutics Limited ACN 095 060 745

Date: 6 April 2006

Time: 10.00am

Location: Offices of Minter Ellison, Level 23, 525 Collins Street, Melbourne 3000

In this document you will find:		Page No.
1.	A letter from the chairman outlining the proposal.	2
2.	Notice of extraordinary general meeting.	3
3.	An explanatory statement containing an explanation of, and information about, the proposal.	7
4.	Proxy form.	

This is an important document and requires your attention

If you are in doubt how to deal with it, please consult your financial or other professional adviser.



ANTISENSE THERAPEUTICS

Dear Shareholder

As announced on 17 February 2006, Antisense Therapeutics Limited (**Company**) has raised $3.6 million pursuant to a proposed placement of 109,090,909 fully paid ordinary shares in the Company (**Placement Shares**) at an issue price of $0.033 per share (**Placement Price**) to a number of sophisticated and professional investors (**Professional Investors**) and Polychip Pharmaceuticals Pty Ltd (a wholly owned subsidiary of Circadian Technologies Limited) (**Placement**). In order to complete the Placement, approval of the Company's shareholders is required to issue the Placement Shares to Professional Investors and Polychip Pharmaceuticals Pty Ltd.

Your Directors believe that the proposed Placement will benefit the Company and its shareholders because the capital raised by the Placement will be used to fund the research and development and clinical trial costs associated with advancing the Company's product pipeline, which predominantly includes the funding of its lead antisense compound, ATL1102 for multiple sclerosis now in Phase IIa clinical trials.

Accordingly, a meeting of the Company's shareholders has been called to approve (for the purposes of the relevant ASX Listing Rules) the issue of:

- 78,787,879 Placement Shares at the Placement Price to Professional Investors to raise $2.6 million (**Resolution 1**); and
- 30,303,030 Placement Shares at the Placement Price to Polychip Pharmaceuticals Pty Ltd (a wholly owned subsidiary of Circadian Technologies Limited) to raise $1 million (**Resolution 2**).

Enclosed with this letter is a Notice of Extraordinary General Meeting (**Notice of Meeting**) and accompanying Explanatory Statement which details the business of the Extraordinary General Meeting of Antisense Therapeutics Limited to be held at the offices of Minter Ellison, Level 23, 525 Collins Street, Melbourne 3000 at 10.00 am on Thursday, 6 April 2006.

You are urged to consider carefully all of this material, determine how you wish to vote and cast your vote accordingly.

Your Directors unanimously recommend the proposed Placement and encourage eligible shareholders to vote in favour of Resolution 1 and Resolution 2 set out in the accompanying Notice of Meeting.

If you cannot attend the Extraordinary General Meeting, you are strongly urged to complete the proxy form and return it (see proxy form for details) as soon as possible and in any event by 10.00 am on Tuesday, 4 April 2006.

Yours sincerely

Robert Moses
Chairman
Antisense Therapeutics Limited

Important notice

This explanatory statement is an explanation of, and contains information about the proposed Placement. It is given to the Company's shareholders to help them determine how to vote on the resolutions set out in the accompanying Notice of Meeting.

Shareholders should read this explanatory statement in full because individual sections do not give a comprehensive review of the proposed Placement. This explanatory statement forms part of the accompanying Notice of Meeting and should be read with the Notice of Meeting.

If you are in doubt about what to do in relation to the proposed Placement you should consult your financial or other professional advisor.

This explanatory statement is dated 3 March 2006.

Notice of extraordinary general meeting and Explanatory statement

Antisense Therapeutics Limited ACN 095 060 745
(Company)

Notice of Extraordinary General Meeting

Antisense Therapeutics Limited ACN 095 060 745

An extraordinary general meeting of the members of Antisense Therapeutics Limited (**Company**) will be held:

- on Thursday, 6 April 2006;
- at 10.00am;
- at the offices of Minter Ellison, 525 Collins Street, Melbourne 3000.

Business

To consider and if thought fit pass the following Resolutions as ordinary resolutions:

1. **Resolution 1 – Approval of Professional Investor Placement**

   'That, for the purpose of listing rule 7.1 of Australian Stock Exchange Limited, the issue of 78,787,879 fully paid ordinary shares in the capital of the Company each at an issue price of A$0.033 per share to Professional Investors on the terms set out further in the Explanatory Statement dated 3 March 2006 which accompanies and forms part of this Notice of General Meeting, is approved.'

2. **Resolution 2 – Approval of Polychip Placement**

   'That, for the purpose of listing rule 10.11 of Australian Stock Exchange Limited, the issue of 30,303,030 fully paid ordinary shares in the capital of the Company each at an issue price of A$0.033 per share to Polychip Pharmaceuticals Pty Ltd ACN 006 455 456 (a wholly owned subsidiary of Circadian Technologies Limited) on the terms set out further in the Explanatory Statement dated 3 March 2006 which accompanies and forms part of this Notice of General Meeting, is approved.'

Voting Exclusion Statement

Resolution 1 – Approval of Professional Investor Placement

Pursuant to Listing Rules 7.3.8 and 14.11, the Company will disregard any votes cast on Resolution 1 by:

(a) each of the Professional Investors who may participate in the Professional Investor Placement or who might obtain a benefit, except a benefit solely in the capacity of a Shareholder, if Resolution 1 is passed; and

(b) an associate of each such person referred to in paragraph (a) immediately above.

Resolution 2 – Approval of Polychip Placement

Pursuant to Listing Rules 10.13.6 and 14.11, the Company will disregard any votes cast on Resolution 2 by:

(a) Polychip Pharmaceuticals Pty Ltd; and

(b) an associate of Polychip Pharmaceuticals Pty Ltd.

However, the Company need not disregard a vote in respect of Resolutions 1 and 2 if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Company's shares quoted on Australian Stock Exchange Limited at 7.00 pm Melbourne time on 4 April 2006 are taken, for the purposes of the Extraordinary General Meeting to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote (if not excluded) at the Extraordinary General Meeting.

Proxies:

1. A member who is entitled to vote at the Meeting may appoint:

   (a) one proxy if the member is only entitled to one vote; or

   (b) one or two proxies if the member is entitled to more than one vote.

2. Where the member appoints two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one-half of the votes, in which case any fraction of votes will be disregarded.

3. A proxy need not be a member of the Company.

4. If you require an additional proxy form, the Company will supply it on request.

5. The proxy form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by the Company as soon as possible and in any event no later than 10.00 am Melbourne time on 4 April 2006. Proxies may be lodged by mail or facsimile to the following offices or facsimile numbers:

   Antisense Therapeutics Limited
   Level 1, 10 Wallace Avenue, Toorak, VIC 3142
   Facsimile number: (03) 9827 1166

   Computershare Investor Services Pty Limited
   GPO Box 242, Melbourne, VIC 3001
   Facsimile number: (03) 9473 2555

6. Proxies given by corporate shareholders must be executed in accordance with their constitutions, or signed by duly authorised attorney.

7. A proxy may decide whether to vote on any motion, except where the proxy is required by law or the Company's constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with that direction. If a proxy is not directed how to vote on an item of business, a proxy may vote as he or she thinks fit.

8. If a Shareholder appoints the chairperson of the Meeting as the Shareholder's proxy and does not specify how the chairperson is to vote on an item of business, the chairperson will vote, as proxy for that Shareholder, in favour of the item on a poll.

Dated 3 March 2006

By order of the Board



Natalie Korchev
Company Secretary

Explanatory Statement

1. Summary of Placement

As announced to ASX on 17 February 2006, the Company has raised $3.6 million under the Placement and proposes to issue 109,090,909 Shares at an issue price of $0.033 per Share to Professional Investors and Polychip Pharmaceuticals (a wholly owned subsidiary of Circadian Technologies Limited). Completion of the Placement is subject to the approval of Shareholders.

The Placement comprises the issue of:

- 78,787,879 Placement Shares at the Placement Price to a number of Professional Investors to raise $2.6 million (**Professional Investor Placement**); and
- 30,303,030 Placement Shares at the Placement Price to Polychip Pharmaceuticals to raise $1 million (**Polychip Placement**).

The Meeting referred to in the accompanying Notice of Meeting is being held so Shareholders can consider and vote on Resolution 1 and Resolution 2 set out in the accompanying Notice of Meeting in accordance with Listing Rules 7.1 and 10.11. If the Resolutions are approved, the Company can proceed with completion of the Placement. If one or both of the Resolutions is not approved, the Placement will not proceed.

2. Background and reasons for the Placement

The Company's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. The Directors believe that the proposed Placement will benefit the Company and its shareholders because the capital raised by the Placement will be used to fund the research and development and clinical trial costs associated with advancing the Company's product pipeline, which predominantly includes the funding of its lead antisense compound, ATL1102 for multiple sclerosis now in Phase IIa clinical trials.

The following is a brief summary of the status of the development of ATL1102. Further information on the Company's operations and R&D activities can be found on the Company's website at www.antisense.com.au.

ATL1102 for patients with Multiple Sclerosis

As announced to ASX on 12 January 2006, the Ethics Committee of the University of Essen in Germany has approved the Company's application to restart the Phase IIa trial of its antisense compound, ATL1102, for patients with relapsing remitting multiple sclerosis. The University of Essen is the primary trial site for the Phase IIa clinical trial.

Patient enrolment and dosing are expected to commence at the University of Essen in early 2006. The other eight trial centres will, in turn, be initiated in the coming months. The treatment and patient monitoring stages of the 80-patient trial are expected to be completed by the end of 2006 assuming patient recruitment proceeds at the anticipated rate. Based on this, results are expected to be reported in the first half of 2007.

The Phase IIa trial of ATL1102 will assess the activity and safety of the drug in multiple sclerosis patients. Patients will receive ATL1102 or placebo over eight weeks. The goal of the Phase IIa trial is to obtain preliminary evidence of the drug's effectiveness which will be evaluated using MRI (magnetic resonance imaging) indices. MRI's will be conducted at monthly intervals over the eight week dosing period and at monthly intervals during the eight week period following completion of dosing.

The trial will be conducted at nine sites across Germany, which includes the primary trial centre, for which Ethics Committee approval has been received. Applications to initiate these other sites have been filed with the Institutional Review Boards and Ethics Committees of the respective participating centres. Enrolment and dosing will commence at each site as the requisite approvals are received.

Multiple sclerosis is a life long chronic disease of the central nervous system which is believed to affect as many as 2.5 million people worldwide. While existing drug sales for this disease were greater than US$4 billion in 2004 there remains a high demand for more effective and better tolerated treatments.

The Directors believe ATL1102 could have significant commercial potential should clinical investigations show the compound to be suitably safe and effective.

Resolution 1: Professional Investor Placement

3. Listing Rule 7.1

Pursuant to Listing Rule 7.1, a listed company must obtain the approval of its shareholders before it can issue securities, if the number of those proposed securities plus the number of any securities issued in the previous 12 months, is more than 15% of the number of issued securities at the start of the 12 month period.

The Professional Investor Placement will exceed the 15% limit under Listing Rule 7.1. However, as Listing Rule 7.1 provides that any shares issued with the approval of shareholders will in effect be ignored when calculating the 15% limit, the Company is seeking approval of the Professional Investor Placement.

Listing Rule 7.3 requires the following information about the proposed Professional Investor Placement to be given to Shareholders.

Maximum number of securities to be issued

A maximum of 78,787,879 Placement Shares will be issued pursuant to Resolution 1.

Issue date

Anticipated to occur on or about 3 business days after the date of the Meeting, but in any event within three months of the date of the Meeting.

Issue price

The Placement Shares will be issued at the price of A$0.033 per Placement Share.

Allottees

Professional Investors (as defined in this Explanatory Statement) who have subscribed for Placement Shares pursuant to the Placement. These Professional Investors are institutional and other professional or sophisticated investor clients of the Company's appointed lead manager Lodge Corporate Services Pty Ltd.

Terms of issue

The Placement Shares will be fully paid ordinary shares in the Company, issued on the same terms as the Company's ordinary shares.

Intended use of funds raised

The funds raised will be used to assist the Company with continued research and development and clinical trial costs associated with the Company's product pipeline, which predominantly includes the funding of its antisense compound, ATL1102 for multiple sclerosis. For further details see section 2 of this Explanatory Statement.

4. Effect of Shareholder approval

Subject only to the passing of Resolution 2, if Resolution 1 set out in the accompanying Notice of Meeting is passed, the Company can issue 78,787,879 Placement Shares to Professional Investors at the Placement Price raising $2.6 million in funds.

5. Voting

Some Shareholders may not be allowed to vote on Resolution 1 set out in the accompanying Notice of Meeting. Please refer to the voting exclusion statement in the Notice of Meeting.

6. Recommendation

Your Directors recommend the proposed Professional Investor Placement and recommend that eligible Shareholders vote in favour of Resolution 1 set out in the accompanying Notice of Meeting for the reasons in section 2 of this Explanatory Statement.

Resolution 2: Polychip Placement

7. Listing Rule 10.11

Under Listing Rule 10.11, the Company must obtain the approval of Shareholders before it can issue securities to a related party or a person whose relationship with the Company or a related party is, in ASX's opinion, such that Shareholder approval should be obtained. Polychip Pharmaceuticals (a wholly owned subsidiary of Circadian Technologies Limited) is a substantial Shareholder through its 26.88% interest in the Company (not including Placement Shares issued under the proposed Polychip Placement) which is comprised of:

(a) 20.39% direct interest in the Company; and

(b) 6.49% indirect interest in the Company, through its 42.4% holding in Syngene Limited which holds a 15.3% interest in the Company.

The proposed issue of Placement Shares to Polychip Pharmaceuticals pursuant to Polychip Placement therefore requires Shareholder approval under Listing Rule 10.11.

Listing Rule 10.13 requires the following information about the proposed Polychip Placement to be given to Shareholders.

Name of allottee

Polychip Pharmaceuticals Pty Ltd ACN 006 455 456 (a wholly owned subsidiary of Circadian Technologies Limited).

Maximum number of securities to be issued

A maximum of 30,303,030 Placement Shares will be issued pursuant to Resolution 2.

Issue date

Anticipated to occur on or about 3 business days after the date of the Meeting, but in any event within one month of the date of the Meeting.

Statement of relationship between allottee and Company

Polychip Pharmaceuticals is a substantial Shareholder holding a 26.88% interest in the Company (not including Placement Shares issued under the proposed Polychip Placement) which is comprised of:

(a) 20.39% direct interest in the Company; and

(b) 6.49% indirect interest in the Company, through its 42.4% holding in Syngene Limited which holds a 15.3% interest in the Company.

Issue price

The Placement Shares will be issued at the price of A$0.033 per Placement Share.

Terms of issue

The Placement Shares will be fully paid ordinary shares in the Company, issued on the same terms as the Company's ordinary shares.

Intended use of funds raised

The funds raised will be used to assist the Company with continued research and development and clinical trial costs associated with the Company's product pipeline, which predominantly includes the funding of its antisense compound, ATL1102 for multiple sclerosis. For further details see section 2 of this Explanatory Statement.

8. Effect of Shareholder approval

Subject only to the passing of Resolution 1, if Resolution 2 set out in the accompanying Notice of Meeting is passed, the Company can issue 30,303,030 Placement Shares to Polychip Pharmaceuticals at the Placement Price raising $1 million in funds.

If both Resolution 1 and Resolution 2 are approved, Polychip Pharmaceuticals (a wholly owned subsidiary of Circadian Technologies Limited) will hold a 27.09% interest in the Company which is comprised of:

(a) 22.13% direct interest in the Company; and

(b) 4.96% indirect interest in the Company, through its 42.4% holding in Syngene Limited which holds an 11.72% interest in the Company.

9. Other legal and regulatory requirements

Where the approval of holders of securities is given under Listing Rule 10.11, separate approval of holders of securities is not required under Listing Rule 7.1.

10. Voting

Some Shareholders may not be allowed to vote on Resolution 2 set out in the accompanying Notice of Meeting. Please refer to the voting exclusion statement in the Notice of Meeting.

11. Recommendation

Your Directors recommend the proposed Polychip Placement and recommend that eligible shareholders vote in favour of Resolution 2 set out in the accompanying Notice of Meeting for the reasons in section 2 of this Explanatory Statement.

12. Proxy Forms

If Shareholders cannot attend the Meeting they are urged to complete the proxy form and return it (see proxy form for details) as soon as possible and in any event by 10.00 am Melbourne time on 4 April 2006.

Dated 3 March 2006

Glossary

$ or A$ means Australian dollars.

ASX means Australian Stock Exchange Limited.

Board means the Board of Directors.

Company means Antisense Therapeutics Limited ACN 095 060 745.

Corporations Act means the *Corporations Act 2001* (Cth).

Director means a director of the Company.

Listing Rules means the official listing rules of ASX from time to time.

Meeting means the extraordinary general meeting of Shareholders to be convened in accordance with the Notice of Meeting to be held at the offices of Minter Ellison, Level 23, 525 Collins Street, Melbourne, Victoria 3000 at 10.00am on Thursday, 6 April 2006.

Notice of Meeting means the Notice of Extraordinary General Meeting dated 3 March 2006 referred to in, and which accompanies, this Explanatory Statement.

Placement comprising both the Professional Investor Placement and Polychip Placement means the proposed issue by the Company of 109,090,909 Placement Shares at the Placement Price to a number of Professional Investors and Polychip Pharmaceuticals Pty Ltd (a wholly owned subsidiary of Circadian Technologies Limited), to raise $3.6 million in total.

Placement Price means an issue price of A$0.033 per Placement Share.

Placement Share means a Share issued at the Placement Price pursuant to the Placement.

Polychip Pharmaceuticals means Polychip Pharmaceuticals Pty Ltd ACN 006 455 456 (a wholly owned subsidiary of Circadian Technologies Limited).

Polychip Placement means the issue of 30,303,030 Placement Shares at the Placement Price to Polychip Pharmaceuticals Pty Ltd (a wholly owned subsidiary of Circadian Technologies Limited) to raise $1 million.

Professional Investor means a person participating in the Professional Investor Placement who is not a 'retail client' within the meaning of section 761G of the Corporations Act and is also one of the following:

(a) a **sophisticated investor** within the meaning of section 708(8) of the Corporations Act; or

(b) a **professional investor** within the meaning of section 708(11) of the Corporations Act.

Professional Investor Placement means the issue of 78,787,879 Placement Shares at the Placement Price to a number of Professional Investors to raise $2.6 million.

Proxy Form means the proxy form attached to and forming part of the Notice of Meeting.

Resolution means a resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Proxy Form

ANTISENSE THERAPEUTICS LIMITED
ABN 41 095 060 745

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



000001
000
ANP



MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Antisense Therapeutics Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Antisense Therapeutics Limited to be held at Minter Ellison, Level 23, 525 Collins Street, Melbourne, Victoria on Thursday 6th April 2006 at 10.00 am and at any adjournment of that meeting.

Voting directions to your proxy - please mark  to indicate your directions

		For	Against	Abstain*
Item 1	Approval of Professional Investor Placement			
Item 2	Approval of Polychip Placement			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy



Mark with an 'X' if you wish to appoint a second proxy. **AND**



OR



State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1



Individual/Sole Director and Sole Company Secretary

Securityholder 2



Director

Securityholder 3



Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

ANP 1 PR



ANP_WIP_094956/000001/000001

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00 am on Thursday 6th April 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX 61 3 9473 2555